CRM MUTUAL FUND TRUST (the "Trust")
N-SAR SUB-ITEM 77I

Terms of New or Amended Securities

The Trust has established an additional portfolio of the Trust designated as The CRM Mid/Large Cap Value Fund. The new portfolio is comprised of Institutional Shares and Investor Shares as classes of stock. Each share of the classes of stock mentioned in the preceding sentence has the preferences, conversion and other rights, voting powers, restrictions, qualifications and terms and conditions of redemption that are set forth in the Trust's
Declaration of Trust.

A description of the CRM Mid/Large Cap Value Fund is incorporated by reference to Post-Effective Amendment No. 3 to the Registration Statement as filed with the SEC via
EDGAR on November 29, 2005 (Accession No. 0000893220-05-002769).